Contact

www.linkedin.com/in/gregh1022 (LinkedIn)

Top Skills

Freight Forwarding
Transportation
International Logistics

Languages

Conversational Dutch (Limited Working)

Honors-Awards

US Coast Guard

Greg Howard

President at Howie's Spiked
New York City Metropolitan Area

Summary

Executive leader and entrepreneur. Career founded in logistics industry beginning with ever-increasing levels of responsibility from entry-level to c-suite leadership roles. Collaborated in guiding growth strategy covering multiple geographies for a cohesive global footprint. Unified groups across generations and time zones creating customer satisfaction, team collaboration, and shareholder return.

Change Management | Diplomacy | Negotiation | Strategic & Forward Thinking

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Experience

Howie's Spiked Beverages

President
August 2018 - Present (6 years 2 months)
New Jersey

What makes us different?

Made with the best ingredients to create the premium hard coffee RTD

Crack open a can and start your adventure...

CaroTrans

33 years

President & CEO (2004–2017)
2004 - 2017 (13 years)
Clark, NJ

With more than three decades of experience in national and global expansion, developed an industry reputation as a growth leader. Balanced CaroTrans' influence across the globe serving the shipping community in North & South America, Australia & New Zealand, Europe, the Middle East & Africa, and Asia.

About:

CaroTrans is a global NVOCC and ocean freight consolidator. Import and export ocean transportation services including LCL, FCL, breakbulk, out-of-gauge and project cargo. These services cover port-to-port and door-to-door delivery. In the U.S., offers an extensive network of CFS receiving stations located throughout the country. Customers benefit from overall reductions in transportation costs, improved transit times, and the immediate availability of local, professional staff.

General Manager, New Zealand Operation
2002 - 2004 (2 years)

Executive Vice President
1997 - 2002 (5 years)

Vice President International Operations
1994 - 1997 (3 years)

Director of Europe & Asia Operations
1991 - 1994 (3 years)

European Representative, Holland
1986 - 1991 (5 years)

Sales Representative, Carolina Freight Carriers
1984 - 1986 (2 years)

Education

Providence College
Bachelor of Science (B.S.), Business Management

Stoneham High School